SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon, 1004, Lausanne Switzerland

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2006
IsoTis S.A.

	By	/s/ Robert J. Morocco

	Name:	Robert J. Morocco
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis OrthoBiologics and Alphatec Spine, Inc. in US Private Label Agreement

Exhibit 99.1

ISOTIS ORTHOBIOLOGICS AND ALPHATEC SPINE, INC. IN US PRIVATE LABEL AGREEMENT

LAUSANNE, Switzerland, IRVINE, CA, USA – July 11, 2006 - IsoTis S.A., the orthobiologics company (SWX/Euronext: ISON; TSX: ISO), today announced it has entered into a non-exclusive private label agreement of its well-established demineralized first generation bone matrix product DynaGraft® II with Alphatec Holdings, Inc. (Nasdaq: ATEC). Financial details were not disclosed.

Pieter Wolters, President and Chief Executive Officer of IsoTis OrthoBiologics, said: “Our agreement with Alphatec builds on our multi-channel growth strategy of selling our successful first generation products through a limited number of premier orthopedic companies as non-exclusive private label partners, thus allowing us to focus our US and international distributor channel on our  innovative Accell product line. In our last reported period, private label sales accounted for approximately 10% of our global sales, while sales of our Accell product line increased 39% to nearly two thirds of our sales in the US. We expect that Alphatec, with its recent growth in the US Spine market, will be a significant contributor to the private label efforts.”

Alphatec Spine, a wholly-owned subsidiary of Alphatec Holdings, Inc., is an independent medical device company focused on the design, development, manufacturing and marketing of products for the surgical treatment of spine disorders. Alphatec’s initial public offering took place on June 2, raising over $80 million. For the most recent quarter ended March 31, 2006, Alphatec reported revenues of $18 million.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

Alphatec Holdings, Inc. is a medical device company focused on the design, development, manufacturing and marketing of products for the surgical treatment of spine disorders. Alphatec’s principal product offering is primarily focused on the U.S. spine fusion market through its wholly-owned subsidiary, Alphatec Spine, Inc., and includes a variety of spinal implant products and systems comprised of components such as spine screws, spinal spacers, and plates that offer multiple solutions to address patients’ needs. In addition to Alphatec’s U.S. presence, it also participates in the Japanese spine fusion and orthopedic trauma markets through its subsidiary, Alphatec Pacific, Inc.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).